Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	Years Ended December 31,					Three Months Ended March 31, 2012
	2007	2008	2009	2010	2011
EARNINGS:
Income from continuing operations before income tax expense	$118,980	$83,464	$165,895	$249,024	$183,158	$10,016
Add: Fixed charges	11,839	9,431	6,510	6,276	6,586	1,541

Earnings as defined	$130,819	$92,895	$172,405	$255,300	$189,744	$11,557

FIXED CHARGES:
Interest expense	$8,495	$6,008	$4,228	$4,236	$4,668	$1,058
Amortization of deferred financing fees	1,523	666	—	—	—	—

Interest expense as reported	10,018	6,674	4,228	4,236	4,668	1,058
Portion of rent expense as interest	1,821	2,757	2,282	2,040	1,918	483

Fixed charges as defined	$11,839	$9,431	$6,510	$6,276	$6,586	$1,541

Ratio of earnings to fixed charges	11.1x	9.9x	26.5x	40.7x	28.8x	7.5x

For purposes of computing the ratios of earnings to fixed charges, earnings represent pretax income from continuing operations plus fixed charges. Fixed charges represent interest expense and the portion of rents representative of interest related to continuing operations.